SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934

FOUNDRY NETWORKS, INC.
(Name of Subject Company (Issuer))

FOUNDRY NETWORKS, INC.
(Name of Filing Person (Offeror))

Options Under Foundry Networks, Inc. 1996 Stock Plan
to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

35063R-10-0
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Timothy D. Heffner
Chief Financial Officer
Foundry Networks, Inc.
2100 Gold Street
P.O. Box 649100
San Jose, California 95164-9100
(408) 586-1700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy To:
David C. Lee
Venture Law Group
2775 Sand Hill Road
Menlo Park, California 94025
(650) 854-4488

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$452,975,000	$41,673.70

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 10,305,400 shares of common stock of Foundry Networks, Inc. having an aggregate value of $452,975,000 as of August 20, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the aggregate value by .000092.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

The information in the Offer to Exchange, dated August 21, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference in response to all required Items except as set forth below.

Item 7.    Source and Amount of Funds or Other Consideration

(d)  Not applicable.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)  Not applicable.

Item 10.    Financial Statements.

(a)  The information set forth on pages 38 through 60 of Foundry Networks, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, and the information set forth on pages 3 through 14 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, is incorporated herein by reference. [Note that this information is incorporated by reference solely for purposes of this filing. Copies of the Form 10-K and Form 10-Q containing such information will be delivered to each offeree.]

(b)  Not applicable.

Item 11.    Additional Information.

(b)  Not applicable.

Item 12.    Exhibits.

(a)	(1) Offer to Exchange, dated August 21, 2002.

(2) Form of Letter of Transmittal.

(3) Form of Notice to Withdraw Tender.

(4) Form of Letter to Eligible Option Holders.

(5) Form of Letter to Tendering Option Holders.

(6)  Foundry Networks, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002. [Note: Though not filed herewith, copies of the Form 10-K will be delivered to each offeree.]

(7)  Foundry Networks, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002. [Note: Though not filed herewith, copies of the Form 10-Q will be delivered to each offeree.]

(b)  Not applicable.

(d)	(1) Foundry Networks, Inc. 1996 Stock Plan.

(2) Form of Option Agreement Pursuant to the Foundry Networks, Inc. Inc. 1996 Stock Plan.

(g)  Not applicable.

(h)  Not applicable.

Item 13.    Information Required by Schedule 13E-3

(a)  Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

FOUNDRY NETWORKS, INC.

/s/ TIMOTHY D. HEFFNER
Timothy D. Heffner Chief Financial Officer

Date: August 21, 2002

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INDEX TO EXHIBITS

EXHIBIT NUMBER		DESCRIPTION

(a)(1)	-	Offer to Exchange, dated August 21, 2002.

(a)(2)	-	Form of Letter of Transmittal.

(a)(3)	-	Form of Notice to Withdraw Tender.

(a)(4)	-	Form of Letter to Eligible Option Holders.

(a)(5)	-	Form of Letter to Tendering Option Holders.

(a)(6)	-	Foundry Networks, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, is incorporated herein by reference.

(a)(7)	-
Foundry Networks, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, is incorporated herein by reference.

(d)(1)	-	Foundry Networks, Inc. 1996 Stock Plan.

(d)(2)	-	Form of Option Agreement Pursuant to the Foundry Networks, Inc. 1996 Stock Plan.

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